GENERAL AMERICAN INVESTORS COMPANY, INC
100 Park Avenue, 35th Floor    New York, NY 10017
(Tel.) 212-916-8400    (Fax) 212-916-8490

March 12, 2014

Ms. Christina Fettig

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington DC, 20549-4720

Dear Ms. Fettig:

Thank you for contacting me by telephone on February 28, 2014 regarding your observations, comments, and questions concerning a periodic review performed by the Securities and Exchange Commission (the “SEC”) of the December 31, 2012 annual report for General American Investors Company, Inc. (the “Company”).

In addition to certain items which were discussed and resolved during our telephone conversation, we understand that seven items are to be addressed in writing followed by a series of representations.  Accordingly, we wish to delineate those items along with our responses as follows:

Comment 1:

With respect to dividend reinvestment plans, the disclosures specified under Rule 8b-16 of the Rules and Regulations promulgated under the Investment Company Act of 1940 and Item 10.1.e as contained in the instructions for the preparation of Form N-2 are not contained in the Company’s annual report to shareholders and Form N-CSR, the Certified Shareholder Report of Registered Management Investment Companies.

Response 1:

The Company does not offer a dividend reinvestment plan, per se.  Through its transfer agent, American Stock Transfer and Trust Company, LLC, the Company offers only a “Direct Stock Purchase and Sale Plan.”  Typically, the Company declares dividends and distributions payable in shares of the Company’s stock with an optional provision to allow shareholders to elect payment in cash.  In cases where the dividend and distribution is relatively small, the amounts are declared payable in only cash.

Comment 2:

With respect to note (f) of the Statement of Investments, page 9 of the printed annual report to shareholders, the Company did not include the aggregate tax cost basis of its investments.

Response 2:

We agree with the SEC’s observation that this required disclosure was inadvertently omitted.  We will include aggregate tax cost basis disclosure in the future.  Typically, book and cost basis are equal and a statement to that affect is presented.  However, in this case, tax and book cost bases differed by $54,128.  It should be noted that with the information presented, the tax cost basis can be calculated.

Comment 3:

The Statement of Assets and Liabilities, page 10 of the printed annual report to shareholders, does not contain any payables to related parties or affiliates.

Response 3:

We agree with the SEC’s observation and wish to confirm that Board of Directors fees and all officer and employee compensation was paid as of December 31, 2012.

Comment 4:

An inquiry was made as to the content of the expense line item, “Office space and general,” as contained in the Statement of Operations on page 11 of the printed annual report to shareholders.  An additional inquiry was made with respect to whether there were any general expenses which exceeded 5% of total expenses that would otherwise require separate line item disclosure.

Response 4:

We wish to reaffirm that the expenses line item, “Office space and general” only includes expenses with respect to the physical office space which the Company occupies, as the expense line item describes.  Rental expense is the single largest item contained in this expense category and is separately disclosed in Note 8 to the financial statements, page 18 of the printed annual report to shareholders.  Other items, which are significantly below the 5% limitation, and to which the word “general” refers include: utilities, maintenance, insurance, amortization of leasehold improvements, depreciation of furniture and fixtures, and stationary and supplies.

Comment 5:

An inquiry was made as to the content of the expense line item, “Miscellaneous taxes,” as contained in the Statement of Operations on page 11 of the printed annual report to shareholders.

Response 5:

The expense line item, “Miscellaneous taxes” contains only state and local taxes including: State of Delaware (the state of incorporation for the Company) Annual Franchise Tax, New York City MCTMT (mobility) Tax, New York City Commercial Rent Tax, and New York City General Corporation Tax.  The line item does not include any excise or income related taxes.

Comment 6:

The list of Directors contained on the inside back cover of the printed annual report to shareholders does not contain a statement indicating the number of funds or portfolios within the “fund complex” in which the Directors serve in such capacity.

Response 6:

The Company is a standalone organization as described and/or referenced throughout the annual report to shareholders.  A statement indicating that the Directors serve only one fund or portfolio will be added to the disclosure table for directors.

Comment 7:

Rule 30e-1 of the Rules and Regulations promulgated under the Investment Company Act of 1940 specifies, in part, that every registered management investment company shall transmit to each stockholder of record, at least semi-annually, a report containing any matter that was submitted during the period covered by the shareholder report to a vote of shareholders, through the solicitation of proxies or otherwise, and to provide certain specified information including: the date of the meeting, the matters voted upon, and the resulting tabulation of votes cast.

Response 7:

Although not required to do so, the Company prepares and distributes to all of its shareholders quarterly reports (i.e., first and third quarter interim reports including full financial statements) consistent with the manner in which it prepares its required semi-annual report to shareholders.  The first and third quarter interim reports are filed via Form N-30b-2.  The first interim quarterly report as of March 31 contains the information specified in Rule 30e-1 and, we believe, meets the spirit of the phrase “at least semi-annually,” meaning as soon after the annual shareholder meeting as practicable.

As separately requested, we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•         staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your thoughtful suggestions during this review process.  If you have any further comments or questions, we will be happy to discuss them with you.

                                                                                    Very truly yours,

                                                                                    Eugene S. Stark

                                                                                    Vice President, Administration,

                                                                                    Principal Financial Officer, and

                                                                                    Chief Compliance Officer

cc:        Jeffrey W. Priest, President and Chief Executive Officer